Mail Stop 7010

      September 20, 2005

Via U.S. mail

Mr. Roger A. Leopard
President and Chief Executive Officer, CalciTech Ltd.
10 route de l`aeroport
1215 Geneva  Switzerland

	RE:	Form 20-F for the fiscal year ended February 28, 2005
			File No. 0-20420


Dear Mr. Leopard:

		We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED FEBRUARY 28, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to US
GAAP literature. If your accounting under IFRS differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote. With the exception of comments below that specifically refer to an amendment, these revisions may be included in your future filings.

Selected Financial Information, page 1

2. Please round your per share amounts to only the nearest cent in the Selected Financial Information and throughout your filing, in order not to imply a greater degree of precision than exists.

Item 5. Operating and Financial Review and Prospects, page 18

3. Please add an Overview section, as suggested by SEC Release No. 34-48960. In this overview, discuss the prospects for commencing full scale production and the funding necessary to accomplish this objective. Also, discuss your current financing arrangements and the consequences if you are unable to repay or refinance your convertible debentures prior to their maturity. In this regard, please discuss the specific repayment and conversion terms of the convertible debentures in a manner similar to your discussion of the Epsom convertible loan facility at the end of Item 3.D on page 4.

New accounting pronouncements under IFRS and US GAAP, page 20

4. We note that you are in the process of evaluating the effect of adopting FAS 150 in your consolidated financial statements. Since FAS 150 is effective for financial statements entered into or modified after May 31, 2003, please amend your Form 20-F to update as the process of evaluating should be complete.

Operating Results, page 21

5. Please discuss in the business reasons for the changes between periods in revenues, expenses and net loss. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. The discussion should include information that does not clearly appear in the financial statements. Your discussion should not merely repeat numerical data contained in the financial statements or recite amounts that are readily computable from the financial statements. See Item 5 in the instructions for Form 20-F and Financial Reporting
Codification 501.04.

Liquidity and Capital Resources, page 22

6. With respect to your working capital deficiency, discuss the reasons for increases or decreases in such deficiency. Also, discuss the effect (if any) of your working capital deficiency on your ability to meet your obligations as they become due as required under
Item 5.B.1.(a) in the instructions for Form 20-F.

7. In view of the uncertainties concerning your continued existence as a going concern, the filing should contain a reasonably detailed description of management`s specific viable plans intended to mitigate the effect of such conditions and management`s assessment of the likelihood that such plans can be effectively implemented. Those elements of the plan that are particularly significant or critical to overcoming your present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your ability (or inability) to generate sufficient cash to support its operations during the twelve-month period following the date of the most recent balance sheet presented.
You should describe the plan in both the management`s discussion and analysis of liquidity and the notes to the financial statements. This discussion should be updated, as necessary, in future filings.
See Financial Reporting Codification Section 607.02.

Tabular Disclosure of Contractual Obligations, page 25

8. Since the convertible debentures are accounted for differently under IFRS and U.S. GAAP, please add disclosure below the table discussing such differences and explaining how you determined the $4.5 million amount shown in the table and why it is reflected as an obligation due in less than one year.

9. Please revise your table of contractual obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 15. Disclosure Controls and Procedures, page 39

10. We note your disclosure that your "principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms."
Revise
to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Financial Statements

Audit Report of MRI Moores Rowland LLP, page 2

11. In accordance with the PCAOB`s Auditing Standard No. 1, please have your auditors refer to "the standards of the Public Company Accounting Oversight Board (United States)" rather than "the auditing standards of the Public Company Accounting Oversight Board (United States)" in the second paragraph of the audit report. Also, the fourth paragraph only presents an opinion for the year ended February
28, 2005. Please amend the Form 20-F to have your auditors present an opinion on each of the two years ended February 28, 2005. Note that you are required to refile the entire Form 20-F with the amended audit report and obtain updated certifications as well as an updated signature page.

Audit Report of PricewaterhouseCoopers, page 4

12. Please have your auditors revise their report to express an opinion only the financial statements covered in this Form 20-F. In this regard, references to the balance sheets of February 28, 2003 and February 28, 2002 should be eliminated as well as references to the statements of operations, shareholders` deficiency, and cash flows for the years ended February 28, 2002 and February 28, 2001. Please also eliminate references in this audit report to financial statement notes that do not exist in this filing or update them, as appropriate. Please amend your Form 20-F in response to this comment.

Note 15.  Differences Between International Financial Reporting
Standards and US Generally Accepted Accounting Principles, page 29

13. Due to the significant differences in your accounting under IFRS and U.S. GAAP, we suggest that you present a balance sheet under U.S.
GAAP. In the alternative, add prominent disclosure of the differences in accounting for the convertible debentures with respect to the balance sheet presentation.

14. Using the reconciled to U.S. GAAP net income and other necessary data, furnish in Note 15 a statement of stockholders` equity under U.S. GAAP for each of the three years ended February 28, 2005.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734
or, in her absence, to the undersigned at (202) 551-3769.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

??

??

??

??

Mr. Roger A. Leopard
September 20, 2005
Page 5 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE